05041497

AM 6-6-2005

SEC MAIL PROCESSING SECTION RECEIVED MAY 31 2005 WASH, D.C. 213

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 45054

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING APRIL 1, 2004 (MM/DD/YY) AND ENDING MARCH 31, 2005 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

INVESTORS CAPITAL CORPORATION, ~~INC.~~

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

230 BROADWAY LYNNFIELD MA 01940

(City) (state) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

TIMOTHY B. MURPHY, PRESIDENT 781-593-8565

(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWN & BROWN, LLP

90 CANAL STREET BOSTON MA 02114

(Address) (City) (state) Zip Code)

CHECK ONE:

[X] Certified Public Accountant
[ ] Public Accountant
[ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 14 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 40-17a-5(e)(2)*

SEC 1410 (3-91) **Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

OATH OR AFFIRMATION

I TIMOTHY B. MURPHY swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of INVESTORS CAPITAL CORPORATION, INC. as of MARCH 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

Renee Ann Walker, Notary Public
Commonwealth of Massachusetts
My Commission Expires 2/12/2010

This report** contains (check all applicable boxes):

[X] (a) Facing page
[X] (b) Statement of Financial Condition.
[X] (c) Statement of Income (Loss).
[X] (d) Statement of Cash Flows
[X] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
[ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
[X] (g)Computation of Net Capital.
[X] (h)Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
[ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
[X] (6)A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
[ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
[X] (l) An Oath or Affirmation.
[ ] (m)A copy of the SIPC Supplemental Report.
[ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

INVESTORS CAPITAL CORPORATION
(A WHOLLY-OWNED SUBSIDIARY OF
INVESTORS CAPITAL HOLDINGS, LTD.)

FINANCIAL STATEMENTS
YEARS ENDED MARCH 31, 2005 AND 2004

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of
Investors Capital Holdings, Ltd.)

Years Ended March 31, 2005 and 2004

Table of Contents

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We have audited the accompanying statements of financial condition of Investors Capital Corporation (the "Company"), a wholly owned subsidiary of Investors Capital Holdings, Ltd. as of March 31, 2005 and 2004 and the related statements of income, changes in stockholder's equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the accompanying schedules I and II are presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brown & Brown, LLP

Boston, Massachusetts
May 11, 2005

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Financial Condition
March 31, 2005 and 2004

	2005	2004
Assets		
Cash and cash equivalents	$ 3,275,127	$ 2,967,468
Deposit with clearing organization	175,000	175,000
Receivables:		
Brokers and clearing organizations	2,503,208	3,206,988
Employees and registered representatives	376,112	255,241
Other	111,951	14,395
Securities owned, at market value	330,380	17,422
Due from related parties, net	2,032,213	930,429
Property and equipment, net	556,186	487,233
Other assets	105,061	201,867
Total assets	$ 9,465,238	$ 8,256,043
Liabilities and Stockholder's Equity		
Accrued liabilities	$ 439,291	$ 255,332
Deferred revenue	105,775	-
Payables:		
Brokers and clearing organization	1,886,340	1,918,886
Other	603,403	451,120
Note payable	-	148,679
Securities sold, not yet purchased, at market value	327,905	90,042
Income taxes payable	766,060	899,100
Deferred tax liability	27,961	42,832
Total liabilities	4,156,735	3,805,991
Commitments and contingencies (Note 9)		
Stockholder's equity:		
Common stock, no par value; 150,000 shares authorized, 1,000 shares issued and outstanding	2,479,700	2,479,700
Retained earnings	2,828,803	1,970,352
Total stockholder's equity	5,308,503	4,450,052
Total liabilities and stockholder's equity	$ 9,465,238	$ 8,256,043

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Income
Years Ended March 31, 2005 and 2004

	2005	2004
Revenues:		
Commissions and fees	$ 52,064,040	$ 45,625,899
Interest and dividend income	237,116	177,090
Other income	488,010	475,064
Total revenues	52,789,166	46,278,053
Expenses:		
Commissions	42,652,685	37,900,614
Compensation and benefits	3,955,901	2,355,681
Management fees - related party	1,196,277	920,714
Legal and professional fees	997,237	696,184
Advertising	688,771	594,054
Occupancy	538,488	427,347
Communications	425,997	313,512
Regulatory fees	220,193	193,440
Data processing	179,198	126,100
Interest expense	38,312	36,375
Loss on disposal of equipment	31,072	-
Miscellaneous	489,382	528,299
Total expenses	51,413,513	44,092,320
Net income before taxes	1,375,653	2,185,733
Income taxes	517,202	892,296
Net income	$ 858,451	$ 1,293,437

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Changes in Stockholder's Equity
Years Ended March 31, 2005 and 2004

	Common Stock No Par Value			
	Number of Shares	Carrying Amount	Retained Earnings	Total Stockholder's Equity
Balance, March 31, 2003	1,000	$2,479,700	$ 676,915	$ 3,156,615
Net income	-	-	1,293,437	1,293,437
Balance, March 31, 2004	1,000	2,479,700	1,970,352	4,450,052
Net income	-	-	858,451	858,451
Balance, March 31, 2005	1,000	$2,479,700	$ 2,828,803	$ 5,308,503

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Statements of Cash Flows
Years Ended March 31, 2005 and 2004

	2005	2004
Cash flows from operating activities:		
Net income	$ 858,451	$ 1,293,437
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	163,317	131,055
Loss on disposal of equipment	31,072	-
Deferred taxes	(14,871)	(8,054)
Changes in assets and liabilities:		
Receivables	485,353	(1,889,689)
Securities, net	(75,095)	97,818
Certificate of deposit	-	(71,609)
Other assets	96,806	563,926
Due from related parties	(1,101,784)	(363,235)
Accrued liabilities	183,959	(108,468)
Deferred revenue	105,775	-
Payables	119,737	1,079,527
Income taxes payable	(133,040)	899,100
Net cash provided by operating activities	719,680	1,623,808
Cash flows from investing activities:		
Acquisition of property and equipment	(263,342)	(112,821)
Net cash used in investing activities	(263,342)	(112,821)
Cash flows from financing activities:		
Principal payments on note payable to NASD	(148,679)	(101,321)
Net cash used in financing activities	(148,679)	(101,321)
Net increase in cash and cash equivalents	307,659	1,409,666
Cash and cash equivalents at beginning of year	2,967,468	1,557,802
Cash and cash equivalents at end of year	$ 3,275,127	$ 2,967,468

The accompanying notes are an integral part of these financial statements.

INVESTORS CAPITAL CORPORATION
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Notes to Financial Statements
Years Ended March 31, 2005 and 2004

NOTE 1 – NATURE OF BUSINESS

Investors Capital Corporation (the "Company") began operations on July 6, 1992. The Company is a wholly-owned subsidiary of Investors Capital Holdings, Ltd. ("ICH" or the "Parent") which is publicly traded on the American Stock Exchange. The Company is a dually registered broker/dealer and Registered Investment Advisor with a national network of independent financial representatives. These representatives are licensed to sell securities through the Company with the National Association of Securities Dealers (the "NASD") and the Securities and Exchange Commission (the "SEC") acting as the requisite federal and local regulatory agencies. The Company clears its public customer accounts on a fully disclosed basis through a clearing broker.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Revenue Recognition
Revenues are generated as a result of the purchase and sale of investment securities by independent financial representatives. Revenue is also generated through the sale of insurance products and marketing activities. All commission revenues and related commission expenses are recorded on a settlement date basis.

Securities Transactions
Securities transactions are reflected on a trade-date basis. The Company's security positions are valued at market with the resulting net unrealized gains and losses reflected in current operations.

Fair Values of Financial Instruments
The Company's financial assets and liabilities are reported in the statement of financial condition at market or fair value or at carrying amounts that approximate current fair value as the maturities on these financial instruments generally have short maturity periods. Financial instruments consist principally of cash and cash equivalents, securities, receivables, and payables.

Receivable from and Payable to Brokers and Clearing Organizations
The balances shown as receivable from and payable to brokers and clearing organizations represent amounts due in connection with the Company's normal transactions involving trading of securities. Management considers all receivables to be collectible, therefore no allowance for doubtful accounts has been provided.

Cash and Cash Equivalents
The Company defines cash equivalents as highly liquid overnight deposits held in the ordinary course of business, as well as all short-term investments with an original maturity at the date of purchase of 90 days or less.

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported and disclosed in the financial statements and the accompanying notes. Actual results could differ from those estimates.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Property and Equipment
Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful life of the related assets, over a period of three to seven years. Leasehold improvements are recorded at cost and are amortized over the shorter of the lease term or estimated useful life. Routine repairs and maintenance are expensed as incurred.

Income Taxes
The Company provides for income taxes pursuant to Statement of Financial Accounting Standards ("SFAS") No. 109, "*Accounting for Income Taxes*". Accordingly, the Company recognizes deferred tax liabilities and assets for expected future income tax consequences of events that have been recognized in the Company's financial statements. Deferred state income taxes result from temporary differences in reporting income for financial statement and income tax purposes.

The Company is included in the consolidated federal income tax and state excise tax returns filed by ICH. Federal income taxes and state excise taxes are filed at consolidated tax rates. Current and deferred taxes of the consolidated group are allocated to each member of the group as if it were a separate taxpayer.

Advertising Costs
The Company charges the costs of advertising to expense as incurred.

Stock Options
As of October 1, 1997, the Parent's Board of Directors adopted the 1996 Incentive Stock Option Plan (The "1996 Plan"). The Company's key employees, directors and the registered representatives are eligible to receive options under the Plan. The aggregate number of shares to be delivered under the Parent's 1996 Plan can not exceed 300,000 shares. Each grant of options, the number of options granted and the vesting schedules of such options subject thereto were determined by the Parent's Board. The stock options outstanding are fully vested after two years from grant date, are exercisable for an additional three years after vesting and are forfeited 30 days after termination. As of March 31, 2005 and 2004 the Company had 22,117 options granted to employees, all of which are fully vested and exercisable. Options granted to registered representatives are reported on the Parent's financial statements per Financial Interpretation No. 44, "*Accounting for Certain Transactions Involving Stock Compensation.*"

NOTE 3 – MARKETABLE SECURITIES

The Company accounts for its investments in accordance with SFAS No. 115, "*Accounting for Certain Investments in Debt and Equity Securities*" ("SFAS No. 115"). SFAS No. 115 requires companies to classify their short-term investments as trading, available-for-sale, or held-to-maturity. The Company's marketable securities consist of fixed income instruments and mutual funds and have been classified by management as trading. Accordingly, realized and unrealized gains and losses at year-end are included in the earnings of the Company. The fair market value of these securities was determined based on quoted market prices.

NOTE 3 - MARKETABLE SECURITIES (Continued)

The Company conducts its principal trading through two designated trading accounts. One of these accounts is used to facilitate fixed income trading on a same day buy-sell basis. The second account is used to facilitate fixed income trading for representatives and may carry positions overnight. These securities are normally held in the account for no longer than 30 days and are recorded at market value. During the year ended March 31, 2005, unrealized losses on trading securities held were $7,001. For the year ended March 31, 2004, unrealized gains of $6,893 were recognized.

NOTE 4 - SECURITIES - AT MARKET VALUE

Securities sold, but not yet purchased, represent obligations of the Company to deliver the specified security at the contracted price and thereby create a liability to purchase the security in the market at prevailing prices.

As of March 31, 2005 and 2004, the Company's proprietary trading and investment accounts consisted of the following securities:

	March 31, 2005		March 31, 2004	
	Sold, But Not Yet Purchased	Owned	Sold, But Not Yet Purchased	Owned
Corporate equity	$ 291,124	$ 132,964	$ 90,042	$ 17,422
Unit investment trust	36,781	7,287	-	-
Municipal bonds	-	107,317	-	-
Mortgage backed securities	-	54,143	-	-
Mutual funds	-	28,669	-	-
	$ 327,905	$ 330,380	$ 90,042	$ 17,422

Other Investments
Securities not readily marketable include investment securities (a) for which there is no market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company. At March 31, 2005 and 2004, the Company recorded its private equity holdings at cost, $10,000 and $10,000, respectively, in accordance with Accounting Principles Board ("APB") No. 18, *"The Equity Method of Accounting for Investments in Common Stock"* ("APB No. 18"), as the Company does not exercise significant influence over this equity investment.

NOTE 5 - PROPERTY AND EQUIPMENT

The components of property and equipment are as follows at March 31:

	2005	2004
Equipment	$ 688,541	$ 632,764
Furniture and fixtures	167,381	205,539
Leasehold improvements	253,999	198,868
	1,109,921	1,037,171
Accumulated depreciation and amortization	(553,735)	(549,938)
	$ 556,186	$ 487,233

NOTE 6 - NATIONAL ASSOCIATION OF SECURITIES DEALERS SETTLEMENT

Subsequent to a NASD examination, the NASD on April 9, 2003 accepted a Letter of Acceptance, Waiver, and Consent ("AWC") submitted by the Company in which the Company agreed to be censured and fined $250,000. Without admitting or denying the alleged violations, the Company agreed to the findings by NASD that certain supervisory deficiencies existed between January 2000 and July 2002. The acceptance of the AWC concludes the matter. As a result, the Company recorded a $250,000 three year note payable (7% interest rate) and related expense for the NASD fine in its financial statements for the year ended March 31, 2003. At March 31, 2004, the outstanding balance on this note was $148,679. This note was paid off on August 19, 2004.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company paid management fees of $1,196,277 and $920,714 for the years ended March 31, 2005 and 2004, respectively, to ICH. Management fees were allocated from ICH to the Company based on a 70% allocation of direct operating expenses. A new time study was prepared during the fiscal year ended March 31, 2005 which resulted in an allocation of 90% of direct operating expenses. At March 31, 2005 and 2004, the Company was owed ($99,098) and $423,268, respectively, to ICH.

The Company executes security trades for a related entity, Eastern Point Advisors, Inc. ("EPA"). For the years ended March 31, 2005 and 2004, commissions processed by ICC on behalf of EPA were $1,211,662 and $1,372,378, respectively. These amounts are recorded in the due from related parties on the Statement of Financial Condition. At March 31, 2005 and 2004, the Company was owed $2,131,311 and $1,353,697, respectively, from EPA.

The Company leases office space from the Arlsberg Trust, the trustee of whom is the principal stockholder of ICH and Investors Realty, LLC. Rent expense for these leases amounted to $195,431 and $162,183 for the years ending March 31, 2005 and 2004, respectively, and is included in occupancy costs on the Statement of Income.

NOTE 7 - RELATED PARTY TRANSACTIONS (Continued)

During 2003 and 2004, two former members of the Board of Directors were also registered representatives of the Company and received compensation related to commissions earned or consulting fees. For the years ended March 31, 2005 and 2004, this compensation was $117,292 and $176,652, respectively. Additionally, the Company has loaned funds to senior executives at various times for liquidity advances. As of March 31, 2005, these loans had been paid in full. At March 31, 2004, the balance amounted to $48,393.

The Company also acquires services from Investors Marketing Services, Inc., the owner of which is a principal stockholder of ICH. These services are primarily for the production of marketing kits which ICC uses for business development. The total costs for years ended March 31, 2005 and 2004 were $33,723 and $60,038, respectively.

NOTE 8 – INCOME TAXES

The Company has recorded a provision for federal and state income taxes, based on its taxable income, as well as a deferred provision for federal and state taxes as a result of a deferred tax asset that is generated from the tax effect of timing differences primarily resulting from depreciation. Any losses of the Company are used in the consolidated tax returns of ICH. The components of the provision (benefit) for income taxes are as follows:

	2005		2004	
	Current	Deferred	Current	Deferred
Federal Income Tax Provision (Benefit)	$ 406,553	$ (11,363)	$ 682,850	$ -
State Income Tax Provision (Benefit)	125,520	(3,508)	211,172	(1,726)
	$ 532,073	$ (14,871)	$ 894,022	$ (1,726)

The net deferred tax liability includes the following at March 31:

	2005	2004
Deferred tax liability	$ 27,961	$ 42,832
	$ 27,961	$ 42,832

The total income tax expense differs from the income tax at the statutory federal income tax rate due to the following for the years ended March 31:

	2005	2004
Federal income tax at statutory rate	$ 453,965	$ 743,149
State income taxes, net of federal benefit	82,539	138,929
Meals and entertainment	20,137	8,687
Other	(39,439)	1,531
Total income tax expense	$ 517,202	$ 892,296

NOTE 9 – COMMITMENTS AND CONTINGENCIES

Operating Lease
The Company leases its primary office space in Lynnfield, Massachusetts from a related party (see Note 7). The lease expired on March 31, 2005 and has been extended for a three year term. The Company has entered into various operating leases for office equipment and furniture.

Future minimum lease payments as of March 31, under operating leases are as follows:

2006	$	276,031
2007		212,244
2008		145,559
Total	$	633,834

Rent expense under these leases was $255,624 and $225,108 for the years ended March 31, 2005 and 2004, respectively.

Litigation and Claims
The Company is involved with various judicial, regulatory, and arbitration proceedings concerning matters arising in connection with the conduct of its business. At March 31, 2005 and 2004, the Company was the co-defendant in several lawsuits with claims of approximately $3.0 million and $2.5 million, respectively. Management believes, based on currently available information, that the results of such proceedings, in the aggregate, will not have a material, adverse effect on the firm's financial condition. The Company has Errors and Omissions ("E&O") insurance to protect itself from potential damages and/or legal costs associated with the majority of the aforementioned lawsuits. The maximum exposure in any one case with coverage is $75,000 and $100,000 per the Company's E&O policy. In accordance with Financial Accounting Standards Board ("FASB") Statement No. 5, *"Accounting for Contingencies"*, the Company had accrued expenses of approximately $247,000 and $215,000 for the years ended March 31, 2005 and 2004, respectively, related to legal fees and estimated probable settlement costs relating to the Company's defense in various lawsuits.

NOTE 10 – 401(K) PLAN

The Company participates in a 401(k) retirement plan (the "Plan") sponsored by ICH. The Plan covers substantially all employees who have met employment guidelines. Employer contributions made to the Plan for the years ended March 31, 2005 and 2004 were $90,658 and $79,802, respectively.

NOTE 11 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK AND CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various trading and brokerage activities whose counterparties primarily include the general public. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. Securities sold, but not yet purchased, represent obligations of the Company to purchase the securities in the market at the prevailing prices to the extent that the Company does not already have the securities in possession. Accordingly, these transactions result in off-balance sheet risk when the Company's satisfaction of the obligations exceeds the amount recognized in the balance sheet. The risk of default depends on the creditworthiness of the counterparty of issuer of the instrument.

It is the Company's policy to review, as necessary, the credit standings of each counterparty with which it conducts business. Commissions receivables from one source were 27% and 49% of total receivables for the years ended March 31, 2005 and 2004, respectively.

NOTE 12 – TRADING ERROR

In the financial statements for the year ended March 31, 2004, the Company disclosed a trading error as a subsequent event. This error was the result of a trade initiated by a Registered Representative during the normal course of business on April 20, 2004. The potential impact disclosed was estimated to be a $530,000 decrease to the statement of income. The Company pursued all remedies, including insurance, recourse from the clearing firm and recovery from the Registered Representative. The outcome of such remedies was $315,010. Therefore, the net loss realized from the trade error was $214,337 which is included in costs of sales for the year ended March 31, 2005.

NOTE 13 - NET CAPITAL REQUIREMENTS

The Company is a registered broker-dealer and accordingly is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the Company to maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At March 31, 2005 and 2004, the Company had net capital of $1,692,787 and $1,778,941, respectively, which was sufficient to meet the required net capital of $274,549 and $281,654, respectively. The Company's ratio of aggregate indebtedness was 2.43 to 1 and 1.98 to 1 at March 31, 2005 and 2004, respectively.

At March 31, 2005, there were differences between the audited net capital computation and the computation prepared by the Company (see Schedule I).

NOTE 14 - FORM X-17A-5

A copy of the Company's most recent annual audit report (March 31, 2005) is available for examination at the principal office of the firm and at the regional office of the SEC.

BROWN&BROWN

Brown & Brown, LLP | Boston | Westborough
Certified Public Accountants | Business and Financial Advisors

To the Board of Directors and Stockholder of
Investors Capital Corporation
(A Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd.)
Lynnfield, Massachusetts

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

In planning and performing our audit of the financial statements of Investors Capital Corporation (a Wholly-Owned Subsidiary of Investors Capital Holdings, Ltd. - the "Company") for the year ended March 31, 2005, we considered its internal control structure in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives, internal control and the practices and procedures, are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

90 Canal Street Boston, MA 02114 | Tel. 617 227-4645 | Fax 617 227-1256 | www.browncpas.com
1500 West Park Drive, Suite 200 Westborough, MA 01581 | Tel. 508 475-0400 | Fax 508 475-0405

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and may not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2005 to meet the SEC's objectives. In addition, the Company was in compliance with the exemptive provisions of Rule 15c3-3 at March 31, 2005 and further, no facts came to our attention indicating that the Company was not in compliance with such conditions during the year ended March 31, 2005. All customer transactions cleared through another broker-dealer on a fully disclosed basis.

This report is intended solely for the information and use of management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and is not intended to be and should not be used by anyone other than these specified parties.

Brown & Brown, LLP

Boston, Massachusetts
May 11, 2005

INVESTORS CAPITAL CORPORATION
Computation of Net Capital Pursuant to Rule 15c3-1
March 31, 2005

Schedule I

		Audited Net Capital
Total stockholder's equity		$ 5,308,503
Less: non-allowable assets from the Statement of Financial Condition		3,436,088
Net capital before haircuts on securities		1,872,415
Less: Haircuts on securities		141,628
Other deductions		38,000
Net capital		1,692,787
Minimum net capital requirement:		
1/15 x aggregate indebtedness	$ 274,549	
or Minimum dollar net capital requirement	100,000	274,549
Excess net capital		$ 1,418,238
Aggregate indebtedness		$ 4,118,232
Percentage of aggregate indebtedness to net capital		243%

There were material reconciling items per this report and the most recent quarterly filing by the Company of Part II of the Focus Report with respect to the computation of the net capital under rule 15(c)(3)-1, as follows:

Previously reported net capital	$ 1,209,808
Audit adjustments:	
Federal income tax payable	347,818
State income tax payable	205,270
Accrued liabilities	(709,246)
Net other adjustments	639,137
Audited net capital, per above	$ 1,692,787

See independent auditor's report.

INVESTORS CAPITAL CORPORATION
Computation of Reserve Requirement Pursuant to SEC 15c3-3
March 31, 2005

Schedule II

The Company is exempt from the reserve requirements pursuant to Rule 15c3-3 under paragraph (k) (2) (ii).